

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 30, 2008

Mr. Edward K. Christian
Chief Executive Officer, President
 and Chairman of the Board
73 Kercheval Avenue
Grosse Pointe Farms, MI 48236

      RE: Saga Communications, Inc.
               Form 10-K for the year ended December 31, 2007
               Filed March 14, 2008
               File No. 001-11588

Dear Mr. Christian:

      We have reviewed your filing and your response letter submitted on May 23, 2008, and have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you intend to do so. We welcome any questions you may have about our comments or any other aspect of our review.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 13

1.   We note your response to comment 5 in our letter dated May 6, 2008. Your response directs us to the second paragraph on page 21 in the section titled "Grants of Plan-Based Awards." However, we are unable to locate the quantified disclosure of performance targets in that paragraph or section. We note that target percentages are disclosed in this paragraph (e.g., "85% of the cash flow budget"), yet the actual performance target is not disclosed. For example, we were unable to locate quantified disclosure of the performance target for your cash flow budget (which is used by the committee to determine long-term incentive compensation), and minimum net revenue, market revenue, free cash flow and operating margins (which are used by the committee to determine bonuses). As previously requested, please confirm that in future filings you will disclose these quantitative performance targets, and all other performance targets you use in establishing both short-term and long-term incentive compensation within your Compensation Discussion and Analysis section. To the extent you believe that

disclosure of these objectives or targets is not required, please provide in your response letter a detailed explanation of such conclusion.

Employment Agreement and Potential Payments…, page 26

2.   We note your response to comment 7 in our letter dated May 6, 2008. While we acknowledge that your disclosure includes the amount paid to the named executive officers under their respective employment agreements (e.g., five times the average of the CEO's average total annual compensation for each of the three immediately preceding periods of twelve consecutive months), we were unable to locate disclosure in your filing or in your response regarding the quantified estimated payments and benefits that would be provided to the named executive officers by way of accelerated vesting of stock options and restricted stock, deferred compensation payouts, and health/life insurance policies. In addition, your disclosure should describe and quantify the estimated payments and benefits that would be provided for any form of termination, not only change-in-control. Therefore, please confirm that in future filings you will disclose the above-requested information.

*   *   *   *

Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370 or me at (202) 551-3354 with any other questions.

Sincerely,

/s/ Robert Bartelmes

Robert Bartelmes
Senior Financial Analyst

cc: by facsimile to (313) 393-7579
Fred B. Green, Esq.
Bodman LLP